Allego N.V.

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

September 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit, Tina Chalk and Blake Grady

Re:	Allego N.V.

Amendment No. 1 to the Registration Statement on Form F-4

File No. 333-274205

To the address set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Allego N.V. (the “Company”) hereby requests acceleration of the effective date of the above referenced Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on September 28, 2023, or as soon as practicable thereafter.

The Company hereby authorizes Heather Emmel of Weil, Gotshal & Manges LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310 8849.

Very truly yours, ALLEGO N.V.

By:	/s/ Mathieu Bonnet
Name:	Mathieu Bonnet
Title:	Chief Executive Officer

cc:	Ton Louwers, Allego N.V.